(212) 318-6095

thomaspeeney@paulhastings.com

June 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Anu Dubey
Ms. Lauren Hamilton

Re:	Oaktree Asset-Backed Income Fund Inc.

File No. 333-284676

File No. 811-24049

Oaktree Asset-Backed Income Private Fund Inc.

File No. 811-24048

Dear Mses. Dubey and Hamilton:

On behalf of Oaktree Asset-Backed Income Fund Inc. (the “Public Fund”) and Oaktree Asset-Backed Income Private Fund (the “Private Fund,” and together with the Public Fund, the “Funds”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s oral comments received on April 22, 2025, and May 1, 2025, in relation to (1) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 for the Public Fund filed on April 16, 2025 (Accession No. 0001104659-25-035477) (the “Public Fund Registration Statement”) and (2) Amendment No. 1 to the Registration Statement on Form N-2 for the Private Fund filed on April 16, 2025 (Accession No. 0001104659-25-035475) (the “Private Fund Registration Statement,” and together with the Public Fund Registration Statement, the “Registration Statements”). This letter also clarifies and supplements certain responses that were made in response to the Staff’s initial comment letter to the Registration Statement, dated February 27, 2025 (the “Initial Comment Letter”). A second pre-effective amendment to the Public Fund Registration Statement and a second amendment to the Private Fund Registration Statement shall be filed that include appropriate revisions in response to the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein. The Funds have taken the liberty of using the defined terms “Public Fund,” “Private Fund,” or the “Funds,” as applicable, in reproducing the Staff’s comments below. All capitalized terms used but not defined in this letter have the meanings given to them in the Public Fund Registration Statement and the Private Fund Registration Statement, as applicable. Where the Funds have revised certain disclosure in the Registration Statements in response to a comment, additions are underlined, and deletions are ~~struck~~.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

LEGAL COMMENTS

PUBLIC FUND REGISTRATION STATEMENT

PROSPECTUS

Cover Page – Investment Strategy

Comment 1: Applicable to both Funds. The disclosure states that “[t]he Fund’s ABF Investments may also include certain asset-backed instruments, including, but not limited to, notes, bills, debentures, bank loans, convertible and preferred securities, and government and municipal obligations.” Explain to us how these types of investments are asset-backed instruments per Comment 2 of the Initial Comment Letter. Would they be issued by a special purpose vehicle?

Response: The Funds respectfully acknowledge the Staff’s comment and will supplement the response originally provided in the response to Comment 2 of the Initial Comment Letter. As background, asset-backed finance is a form of private credit secured by pools, or groups, of similar cash flowing contracts (i.e., assets). The contracts or agreements that obligate one party to make payments, generating predictable cash flows, such as loans, leases, mortgages, or other receivables, are the “assets” of asset-backed finance. As disclosed in the Registration Statements, ABF Investments are typically secured by a segregated portfolio of contractual assets usually held in a bankruptcy remote special purpose vehicle, creating an additional avenue for generating returns while minimizing risk. The segregated portfolio of contractual assets that are contributed to a special purpose vehicle will serve as collateral to secure financing. In that case, the cashflows that are generated by these contractual assets are the investment opportunity and are offered to investors through certain instruments, including, but not limited to, notes, bills, debentures, bank loans, and convertible and preferred securities. These instruments, which are secured or “backed” by the segregated portfolio of contractual “assets,” are issued to investors by the special purpose vehicle upon financing. The Funds have revised the relevant disclosure in the Registration Statements as follows:

“Under normal market conditions, the Fund attempts to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in ABF Investments (as defined below), throughout the world, including the United States, or “U.S.” (the “80% Policy”). More specifically, the Fund seeks to achieve its investment objective by investing primarily in a diverse portfolio of asset-backed finance (“ABF”) investments across a broad range of industries focused on pools of contractual assets, including, but not limited to, loans, leases, mortgages, or other receivables (collectively, “ABF Investments”). The Fund’s ABF Investments may also include certain asset-backed instruments, including, but not limited to, notes, bills, debentures, bank loans, and convertible and preferred securities~~, and government and municipal obligations~~. In addition, the Fund may invest in junior and equity tranches of ABF Investments. . ..”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

Cover Page – Plan of Distribution

Comment 2: Applicable to both Funds. The disclosure states that “Class F Shares are offered for investment via intra-fund exchange through certain registered investment adviser platforms . . ..” Please consider revising the disclosure to state that “Class F Shares are offered via intra-fund exchange from Class I Shares through certain registered investment adviser platforms . . ..”

Response: The Funds respectfully acknowledge the Staff’s comment. The Funds note that the Registration Statements have been amended to modify the offering mechanics for the Class F Shares. See responses to Comments 5 and 6 below.

Prospectus Summary – Principal Strategies (pg. 1 – 3)

Comment 3: Applicable to both Funds. The second paragraph of this section currently has a sentence that reads as follows: “The Fund may invest in securities and other obligations of any credit quality, duration or maturity.” Please revise the disclosure so that this sentence begins a new paragraph, so that the sentence does not just apply to the 20% of Fund net assets referenced in this paragraph.

Response: The Funds have revised the relevant disclosure as requested.

Leverage (pg. 31)

Comment 4: Applicable to both Funds. In the second sentence of the first paragraph of this section, please delete the phrase “formed by the Fund.”

Response: The Funds have revised the relevant disclosure as requested.

Plan of Distribution – Other Payments (pg. 84)

Comment 5: Applicable to both Funds. Explain to us the purpose of this arrangement described in the first sentence of this section (i.e., “Oaktree and/or its affiliates may make payments to one or more investors that contribute capital to the Fund through the purchase of Class F Shares, including through the purchase of Shares on behalf of such investors.”).

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

Response: The Funds respectfully acknowledge the Staff’s comment. As background, alternative closed-end fund sponsors have recently started to offer various forms of “bonus shares” to early-stage investors. In response to this commercial development, Oaktree evaluated the current market dynamics after initially filing the Registration Statements and determined to add Class F Shares to the Funds’ suite of Share classes. Class F Shares are offered to investors who satisfy the minimum initial investment amount (i.e., $10,000,000), and clients of certain financial intermediaries, including one or more additional intermediaries (e.g., registered investment adviser platforms and broker-dealers) authorized to receive orders on the Funds’ behalf, who satisfy the minimum initial investment amount on an aggregate basis (i.e., $10,000,000 per financial intermediary). Shareholders of Class A, Class I and Class U Shares of the Public Fund, and Shareholders of Class I Shares of the Private Fund, who satisfy the minimum initial investment amount for Class F Shares by the earlier of (i) the date on which a Fund attains $250 million in net assets, or (ii) a future date to be determined, will have their existing Class A, Class I or Class U Shares exchanged into Class F Shares of the same Fund. Each Fund may, in its sole discretion, aggregate the accounts of clients of registered investment advisers, broker-dealers and other financial intermediaries whose clients invest in a Fund across Share classes for purposes of determining satisfaction of the minimum initial investment amount for Class F Shares. Class F Shares will be closed to new investors by the earlier of (i) the date on which a Fund attains $250 million in net assets, or (ii) a future date to be determined (the “Closing Date”).1 The intra-fund exchanges are expected to occur as soon as practicable after the Closing Date. Upon the direct purchase of Class F Shares by eligible investors, or upon the consummation of the intra-fund exchanges, Oaktree and/or its affiliates may contribute the proceeds used to purchase additional Class F Shares on behalf of Class A, Class F, Class I or Class U Shareholders, respectively, from their own resources. Such payments will be made from the assets of Oaktree and/or affiliates thereof (and not the Funds), at no additional cost to investors.

In addition, please answer the following questions:

(i)	Will all Class F Shareholders equally benefit from these payments?

Response: Yes, Oaktree and/or its affiliates will purchase Class F Shares pari passu on behalf of eligible investors who satisfy the minimum initial investment amount (i.e., $10,000,000).

(ii)	What obligation, if any, will Class F Shareholders have to Oaktree and its affiliates in return for the payments?

Response: None. The Funds, however, may impose repurchase fees of up to 2.00% on Class F Shares accepted for repurchase that have been held for less than one year.

(iii)	What is the expected size of the payment, and will it vary by Shareholder?

Response: The Funds respectfully decline to disclose the expected size of the discretionary payments given the competitive market environment and proprietary nature of the arrangement. As noted in the response to (i) above, Class F Shares will be purchased pari passu on behalf of eligible investors.

1 For purposes of this letter, the calendar Closing Date is a future date that will be determined based on the effective date of the Public Fund Registration Statement.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

(iv)	Will there be a written agreement evidencing this arrangement?

Response: Oaktree may execute a memorandum of understanding with certain registered investment adviser platforms, broker-dealers and other financial intermediaries, broadly outlining this arrangement. Nevertheless, the Funds respectfully submit that a description of this arrangement will be included in each Fund’s Prospectus.

Plan of Distribution – Purchasing Shares – Class F Shares (pg. 85)

Comment 6: Applicable only to Public Fund. The disclosure currently contains the following two sentences: “The intra-fund exchanges are expected to take place in [•]. Upon the earlier of (i) [•], and (ii) the date that the Class F Shares reach $250 million in net assets, Class F Shares will be closed to new investors.” Please tell us why the Fund is offering Class F Shares that are only issued upon exchange for Class I Shares, which will then be closed to new investors as of a certain date or when Class F Shares reach $250 million in net assets? In addition, since the Class F Shares are always closed to new investors as they are only available through an intra-fund exchange of Class I Shares, and do not appear to be offered to new investors at all, please revise the disclosure to clarify that the Class F Shares will be closed to new investors upon the earlier of such date or when the Class F Shares reach $250 million in net assets.

Response: The Public Fund respectfully acknowledges the Staff’s comment. As noted in the responses to Comments 2 and 5 above, the Public Fund Registration Statement (in addition to the Private Fund Registration Statement) has been amended to modify the offering mechanics for Class F Shares. For example, individual investors who satisfy the minimum initial investment amount, may invest directly in Class F Shares. In addition, Class F Shares are offered for investment via intra-fund exchange from Class A, Class I and Class U Shares to Shareholders of the Public Fund who satisfy the minimum initial investment amount. Finally, as noted in response to Comment 5 above, the Class F Shares are designed to incentivize early-stage investors that may potentially enable the Funds to attain a modicum of scale on an expedited basis. As a result, it is anticipated that the Class F Shares will be available for only a limited period of time.

Exchanging Shares (pg. 89 – 90)

Comment 7: Applicable to both Funds. The fifth sentence of the first paragraph of this section currently reads as follows: “At a future date, the Fund reserves the right to close Class F Shares and initiate an intra-fund exchange of the Class F Shares to Class I Shares.” Please also disclose this sentence earlier in the section pertaining to purchasing Class F Shares.

Response: The Funds have revised the relevant disclosure as requested.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

Shares Purchased or Held Through Financial Intermediaries (pg. 90)

Comment 8: Applicable to both Funds. The first sentence of the first paragraph of this section currently reads as follows: “[t]he availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Shares, as disclosed in this Prospectus.” Please add this disclosure to the Prospectus, or if such sales charge waivers and discounts do not currently exist, please revise the disclosure to state that there currently are no sales charge variations.

Response: The Funds respectfully acknowledge the Staff’s comment. See response to Comment 13 below. The Public Fund has revised the relevant disclosure in the Public Fund Registration Statement as follows:2

“~~The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Shares, as disclosed in this Prospectus. The Fund’s sales charge waivers and discounts disclosed in this Prospectus are available for qualifying purchases and are generally available through certain financial firms specified in this Prospectus~~. As noted above, Shares of the Fund are generally offered through selling agents that have entered into selling agreements with the Distributor. Different selling agents may have arrangements that result in breakpoints in, or elimination of, the sales loads with respect to the Class A Shares. Currently, the sales loads with respect to the Class A Shares do not differ by selling agent and therefore the Fund does not have any scheduled variations to disclose in this Prospectus. Please contact your financial firm for more information regarding the financial firm’s related policies and procedures.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies – Investments in Special Purpose Entities (pg. 3)

Comment 9: Applicable to both Funds. In the sixth sentence of this subsection, please replace the words “wholly-owned and controlled subsidiaries formed by the Fund” with “wholly-owned and controlled special purposes entities.”

Response: The Funds have revised the relevant disclosure as requested.

Investment Restrictions – Fundamental Restrictions (pg. 16)

Comment 10: Applicable to both Funds. In the third fundamental restriction, please add the word “agency” so it also appears before “mortgage-related securities.”

Response: The Funds have revised the relevant disclosure as requested.

2 Since the Class I Shares and the Class F Shares of the Private Fund are not subject to a sales load, the first paragraph of this section was deleted from the Private Fund Registration Statement. See response to Comment 14 below.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

INITIAL COMMENT LETTER

Comment 11: Applicable only to Private Fund. In response to Comment 3 in the Initial Comment Letter, the Private Fund submitted that the term “private” in its name referred to the offering of its securities in private placement transactions exempt from the registration requirements of the Securities Act. As a follow-up to Comment 3 in the Initial Comment Letter, please revise the Private Fund’s name to clarify that the Private Fund is not a “private fund” (i.e., not registered under the 1940 Act) by adding the word “Placement” or “Offering” after the word “Private” in the name.

Response: Although the Private Fund respectfully disagrees with the Staff’s position here, and reiterates that the use of the term “private” in its name does not implicate Rule 35d-1 under the 1940 Act (as provided in the response to Comment 3 in the Initial Comment Letter), the Private Fund will change its name to the following:

“Oaktree Asset-Backed Income Private Placement Fund Inc.”

Comment 12: Applicable to both Funds. As a follow-up to Comment 15 in the Initial Comment Letter, please explain to us why filing the Public Fund Registration Statement on EDGAR is not the commencement of the public offering given Rule 152(c)(5)(i) and the text preceding footnote 196 in the Rule 152 adopting release.

Response: The Funds respectfully acknowledge the Staff’s comment and will expand upon the response originally provided in the response to the Initial Comment Letter. As noted in the Funds’ response, the Funds submit that there are multiple bases upon which to conclude Rule 152 is available to preclude integration of the Private Fund’s and Public Fund’s respective offerings.

The Private Fund filed the Private Fund Registration Statement to facilitate the private placement of its Shares solely with investors who are eligible to purchase such Shares. As stated in the Private Fund Registration Statement, Shares of the Private Fund are limited to prospective investors that “will be required to certify that it is an “accredited investor” within the meaning of Rule 501 under the Securities Act. . .. Shares are being offered only to investors that meet the criteria for qualifying as “accredited investors” . . .. The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor.” As noted in the response to Comment 1 in the Initial Comment Letter, the Private Fund reiterates that the Adviser determined to launch the Private Fund in order to expedite the Adviser’s implementation of its ABF strategy, allowing the Adviser to take advantage of exigent investment opportunities that may not otherwise be available when the Public Fund’s offering ultimately launches following the Commission Staff’s review process, which would allow the Adviser to bring these opportunities to investors through the private offering. Without such, the investment opportunities would be unavailable to any potential investors under the Adviser’s ABF strategy.

The Public Fund filed the Public Fund Registration Statement to register Shares of the Public Fund under the Securities Act in connection with an anticipated public offering of such Shares to commence following the effectiveness of the Public Fund Registration Statement under the Securities Act. As noted in footnote 1 to the response to Comment 15 in the Initial Comment Letter, each of the Private Fund and Public Fund believes that it is conducting its respective offering as a legally distinct issuer that may also provide a separate basis pursuant to which the respective offerings should not be integrated, but nevertheless the Funds believe as described herein that the safe harbors provided by Rule 152 are available to avoid integration in case of any treatment as a single issuer for purposes of integration policy.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

We note that Rule 152 provides a comprehensive integration framework composed of a general principle of integration embodied in Rule 152(a) and four non-exclusive safe harbors from integration of registered and exempt offerings.3 One of those safe harbors is set forth in Rule 152(b)(3)(i), which provides that an offering for which a registration statement under the Securities Act has been filed will not be integrated “if it is made subsequent to . . . a terminated or completed offering for which general solicitation is not permitted.” Rule 152(c) states that, for purposes of Rule 152, an offering of securities will be deemed to commence “at the time of the first offer of securities in the offering by the issuer or its agents,” and provides a non-exclusive list of factors that “should be considered in determining when an offering is deemed to be commenced” (emphasis added), including Rule 152(c)(5)(i). The Funds respectfully submit that the “non-exclusive list of factors” reflected in Rule 152(c), including subparagraph (c)(5)(i) relating to the filing of a registration statement, are not dispositive. We believe the choice of words “should be considered” was advertent and that the Commission intended to preserve (not revoke) prior integration policy positions notwithstanding the adoption of revised Rule 152 in the 2020 Adopting Release. The 2020 Adopting Release specifically referred to its integration related policy statements made in Release No. 33-8828, “Revision of Limited Offering Exemptions in Regulation D” (August 3, 2007) (the “2007 Adopting Release”). In the 2007 Adopting Release, the Commission made clear that the filing of a registration statement would no longer be viewed as per se precluding a concurrent private placement. The Commission stated in that release:

“[I]t is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”4

3 See Release No. 33-10844, “Facilitating Capital Formation and Expanding Investment Opportunities by Improving Access to Capital in Private Markets” (November 2, 2020) (the “2020 Adopting Release”), the SEC adopted a new integration framework (the “New Integration Framework”) to replace the prior five-factor test, building upon the general principle reflected in the series of specific exemptions and the several safe harbors that previously had been adopted, as well as upon earlier guidance. The New Integration Framework, adopted as revised Rule 152 under the Securities Act and effective March 15, 2021, includes the general principle that separate offerings will not be integrated if each offering, based on its particular facts and circumstances, meets the requirements for an exemption or complies with the registration requirements, along with four non-exclusive safe harbors.

4 This 2007 guidance expanded significantly on previous policy positions taken by the Staff in two important early 1990s no-action letters, Black Box Incorporated (avail. June 26, 1990), and Squadron, Ellenoff, Pleasant & Leher (avail. Feb. 28, 1992), which provided limited integration relief in the context of related private and public offerings. In point 3 of the Black Box letter, the Staff carved out on policy grounds a limited exception for a private offering during the pendency of a registration statement to QIBs and a few other institutional accredited investors. In the Squadron Ellenoff letter, the SEC narrowly construed this exception, indicating that it is limited to QIBs and no more than two or three large institutional accredited investors.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

The 2020 Adopting Release specifically states that “Rule 152(b)(3)(i) builds on the Commissions prior integration guidance relating to offerings for which general solicitation is not permitted.” As a result, an analysis of the particular facts and circumstances undertaken in respect of the Commission’s prior integration guidance should also be considered to determine when an offering is deemed to be commenced for purposes of the safe harbor. Here, the Funds note that the Public Fund Registration Statement is not yet effective, and the Public Fund has not engaged in any marketing or offering activity (it is in substance a quiet filing). In this regard, no Public Fund preliminary prospectus has been circulated, no road show or other marketing activities have commenced, and the Public Fund’s Prospectus and SAI contain “red herring” legends, which specifically provide that those documents do not constitute an offer to sell Shares of the Public Fund. The Public Fund’s Shares will first be offered in a public offering (i.e., the public offering will “commence” for purposes of Rule 152) following the effectiveness of the Public Fund Registration Statement. The Private Fund confirms that the private placement of its Shares (which is made in reliance on Rule 506(b) under the Securities Act, an exemption from registration pursuant to which general solicitation is not permitted) will terminate before the commencement of the Public Fund’s public offering. As a result, the Public Fund’s public offering qualifies for the safe harbor from integration in Rule 152(b)(3)(i), as it will commence after the termination or completion of the private offering.

Independent of any reliance on the Rule 152(b)(3)(i) safe harbor, the Public Fund’s anticipated public offering also should not be integrated with the Private Fund’s private offering in accordance with the general principle of integration embodied in Rule 152(a), which is available when none of the safe harbors under Rule 152(b) apply. Pursuant to Rule 152(a), in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the Securities Act, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering. We point out in this respect that the Commission specifically noted that “Rule 152(a)(1) would codify and build on Commission guidance [in the 2007 Adopting Release].”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

Under Rule 152(a)(1), for an exempt offering prohibiting general solicitation (such as the Private Fund’s private offering in reliance on Rule 506(b)), the issuer must have a reasonable belief, based on the facts and circumstances, with respect to each purchaser in the exempt offering, that the issuer (or any person acting on the issuer's behalf) either:

(i)	Did not solicit such purchaser through the use of general solicitation; or

(ii)	Established a substantive relationship with such purchaser prior to the commencement of the exempt offering prohibiting general solicitation.

In the adopting release for Rule 152, the Commission confirmed that, “an offer of the issuer’s securities to a person with whom the issuer, or a person acting on its behalf, has a pre-existing substantive relationship would not constitute a general solicitation, so long as the relationship was established prior to the commencement of the offering.”5 The Commission also clarified that, “[i]nvestors with whom the issuer has a pre-existing substantive relationship may include the issuer’s existing or prior investors, investors in prior deals of the issuer’s management, or friends or family of the issuer’s control persons.”6

As noted above, the Private Fund has conducted its private offering under Rule 506(b) under the Securities Act, which deems offers and sales of securities in compliance with its conditions to be transactions not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act. The Private Fund has fully complied with the requirements of Rule 506(b), including, among other things, with respect to the requirements relating accredited investor statis of purchasers and the prohibitions on general solicitation and advertising. As part of its initial formation, only one investor affiliated with the Adviser and qualified as a qualified institutional buyer (“QIB”) purchased Shares of the Private Fund. The Private Fund has not engaged in any form of general solicitation or general advertising in connection with the private offering and further notes that there was a pre-existing relationship with the QIB. The Private Fund has not and will not refer any investor solicited through its private offering to the Public Fund Registration Statement nor the related Prospectus and has not and will not circulate the Prospectus to any such prospective investor. Instead, the Private Fund has solicited and will solicit investors though the use of a confidential private placement memorandum privately transmitted to prospective investors.

5 See the 2020 Adopting Release.

6 Id.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

The Private Fund therefore believes that an exemption from registration is available for its private offering under Rule 506(b) and, accordingly, that the Public Fund’s anticipated public offering should not be integrated with the Private Fund’s private offering consistent with Rule 152(a).

Comment 13: Applicable only to Public Fund. In response to Comment 42 in the Initial Comment Letter, the Public Fund confirmed that it will not offer Shares through any selling agents pursuant to intermediary-specific sales charge waivers, discounts and/or breakpoints that are required to be disclosed unless and until the Public Fund files (either through a filing pursuant to Rule 424 under the Securities Act or an amendment to the Public Fund Registration Statement on Form N-2) an appendix to the Prospectus that contains all information that is required to be disclosed under Form N-2 and applicable rules, regulations and relevant Staff guidance. As a follow-up to Comment 42 in the Initial Comment Letter, please revise the response to Comment 42 to remove the reference to filing such appendix or disclosure pursuant to Rule 424 and confirm that the appendix or disclosure will only be added by amending the Public Fund Registration Statement. See IM Guidance Update 2016-06 at IM Guidance Update: Mutual Fund Fee Structures.

Response: The Public Fund respectfully confirms that Shares will not be offered through any selling agents pursuant to intermediary-specific sales charge waivers, discounts and/or breakpoints that are required to be disclosed unless and until the Public Fund files an appendix to the Prospectus describing such sales loads variations by amending the Public Fund Registration Statement.

PRIVATE FUND REGISTRATION STATEMENT

Summary of Fund Expenses – Example (pg. 24)

Comment 14: Applicable only to Private Fund. Please explain why the parenthetical “(including any applicable sales charges)” is included given that the Class F Shares and Class I Shares do not have any sales charges.

Response: The Private Fund respectfully confirms that the parenthetical “(including any applicable sales charges)” is not relevant for the Class F Shares and Class I Shares. The Private Fund has revised the relevant disclosure as follows:

“The following example illustrates the expenses ~~(including any applicable sales charge)~~ that you would pay on a $1,000 investment in the Shares, assuming a 5% annual return. . ..”

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

ACCOUNTING COMMENTS

INITIAL COMMENT LETTER

Comment 15: Applicable to both Funds. In connection with Comment 61 in the Initial Comment Letter, please confirm that the Advisory Agreement has been amended to reflect the change in the calculation of the Management Fee. Please file such amended agreement with the Commission. If no amendment has been executed, please supplementally explain how the fee table is not materially misleading.

Response: The Funds respectfully confirm that the Advisory Agreements have been amended and restated to reflect the change in the calculation of the Management Fee disclosed in the Registration Statements. The amended and restated Advisory Agreements, by and between Oaktree Fund Advisors, LLC and each of the Public Fund and the Private Fund, will be filed with the second pre-effective amendment to the Public Fund Registration Statement and the second amendment to the Private Fund Registration Statement, respectively.

PUBLIC FUND REGISTRATION STATEMENT

PROSPECTUS

Summary of Fund Expenses (pg. 19)

Comment 16: Applicable only to Public Fund. Footnote 1 to the fee table was changed to reference an “early withdrawal charge” from a “contingent deferred sales load.” Please revert such language to align with the terminology used in the shareholder transaction expenses section of the fee table or explain why the registrant is using the term “early withdrawal charge.”

Response: The Public Fund respectfully acknowledges the Staff’s comment. For the reasons discussed below, the Public Fund declines to revert the relevant language to read “contingent deferred sales load.” As background, the Public Fund notes that the Commission previously issued an order (the “Order”) that permits certain registered closed-end management investment companies to issue multiple classes of shares and to impose asset-based service and/or distribution fees, and early withdrawal charges (“EWCs”).7 The Order applies to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity, acts as investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act. As a future fund, the Order applies to the Public Fund. Rule 23c-3 under the 1940 Act permits an interval fund, such as the Public Fund, to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

7 See Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc. (File No. 812-15246) Investment Company Act Rel. Nos. 34436 (December 10, 2021) (notice) and 34464 (January 5, 2022) (order). The Order was granted (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) under the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

Under the Order, the Public Fund was granted relief from Rule 23c-3(b)(1) to the extent necessary for the Public Fund to impose EWCs on Shares submitted for repurchase that have been held for less than a specified period. As disclosed in the Public Fund Registration Statement, an EWC of 1.50% will be imposed if the Class A Shares are repurchased during the first 18 months after their purchase. Pursuant to the Order, the Public Fund will impose EWCs that are the functional equivalent of a contingent deferred sales load (“CDSL”) that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. Relief to permit the imposition of EWCs is consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as the Public Fund would for its Shares. For the avoidance of doubt, any EWC imposed by the Public Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

STATEMENT OF ADDITIONAL INFORMATION

Comment 17: Applicable only to Public Fund. The Staff notes that the financial statements are to be filed by amendment, and that the Staff may have additional comments once this information is included in the filing.

Response: The Public Fund respectfully acknowledges the Staff’s comment.

PRIVATE FUND REGISTRATION STATEMENT

PROSPECTUS

Summary of Fund Expenses (pg. 23)

Comment 18: Applicable only to Private Fund. In connection with Comment 62 in the Initial Comment Letter (and referring to the “Other Expenses” line item in the fee table), the Staff notes the response to the comment provided. The Staff notes that the Administration Agreement indicates that when the Managed Assets are less than $500 million, PSG will receive an annual fee of $150,000. Please supplementally explain how the “Other Expenses” line item in the fee table was updated to correct the administration fees and provide the calculations that are supported by the terms of the Administration Agreement. If the Administration Agreement has been amended, please file the amended agreement.

Response: The Private Fund respectfully acknowledges the Staff’s comment. The Private Fund notes that the Administrator changed from Brookfield Public Securities Group LLC to Oaktree Fund Administration, LLC. The Private Fund further notes that the “Other Expenses” line item in the fee table was updated to reflect an annual administration fee of 0.10% (ten basis points) on the Private Fund’s net assets. Conforming changes were made to the Public Fund Registration Statement. As a result, the Funds note that Administration Agreements, by and between Oaktree Fund Administration, LLC and each of the Public Fund and the Private Fund, will be filed with the second pre-effective amendment to the Public Fund Registration Statement and the second amendment to the Private Fund Registration Statement, respectively.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Fund Inc.

June 3, 2025

Description of Securities (pg. 109)

Comment 19: Applicable only to Private Fund. The section references multiple share classes, including Class A, Class F, Class I, and Class U. Please update to reference only the classes of shares that the Private Fund offers.

Response: The Private Fund respectfully acknowledges the Staff’s comment. The Private Fund notes that the Charter provides for the issuance of Class A Shares, Class F Shares, Class I Shares, and Class U Shares. However, the referenced section of the Private Fund Registration Statement will be revised to reflect that only Class F Shares and Class I Shares are being offered in the Memorandum.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney

for Paul Hastings LLP